Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Northwest Airlines Corporation
Commission File No.: 0-23642

Forward-Looking Statements

This filing (including information included or incorporated by reference herein) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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Delta Air Lines, Inc. and Northwest Airlines Corporation have created a website at www.newglobalairlines.com with information about the merger. The website includes the information being filed herewith.

Some Myths About Airline Mergers

By Richard Anderson and Doug Steenland

We know that the merger we've just announced between Delta Air Lines and Northwest Airlines will be much debated in coming weeks, and many voices will weigh in on the merits of the transaction. That is healthy and part of the process.

Here's our view of where things stand.

The U.S. airline industry is at a crossroads. One choice is to continue on the road now traveled, with network carriers whipsawed by the high price of oil; nationwide competition from discount carriers; and increasing competition from large, well-funded foreign airlines that are increasing service to the U.S. through Open Skies agreements that have liberalized aviation markets around the world.

The other choice, the path we are taking, is to combine our two complementary route systems into a single global network at a time when we are both in a position of strength. The combined company will be more stable and be better able to grow to meet the challenges of the future, both at home and abroad.

There is no question that the track record of airline mergers has been mixed, but the entire industry is the product of consolidation. The mergers that were driven by overlapping route systems and hub cutbacks had a hard time integrating their operations. Complementary ones -- like Delta-Western in 1987 -- have gone more smoothly. The industry that has resulted is the most competitive in the world, and provides Americans with far more airline service, at much lower prices, than before the industry was deregulated.

Here are some myths and misperceptions about airlines mergers:

Myth One: Airline mergers cause big job losses.

Reality: Bankruptcies and high oil prices have caused significantly more job losses than mergers. The last recession, combined with the terrorist attacks of Sept. 11, 2001, caused a wave of bankruptcies that resulted in a loss of over 150,000 jobs just among the U.S. network carriers.
Indeed, in the first half of 2008 alone, record fuel prices have led to the shutdown or bankruptcy filings of five U.S. carriers. We will furlough no frontline employees as a result of this merger.

Myth Two: This deal will jeopardize employees' benefits.

Reality: The merger will create a financially stronger airline, better positioned to protect jobs, compensation and benefits. Delta and Northwest worked side by side with their employees to obtain passage of the Pension Protection Act of 2006, to make pension funding more affordable. The transaction will make employee pensions and benefits more secure.

Myth Three: Prices will go up as a result of the merger.

Reality: In this industry, prices are set by market forces and competition. There is very little overlap between our route networks and the merged airline will face intense competition throughout its system.

In the U.S., discount carriers have more than doubled their capacity since 2000; they now account for one-third of domestic traffic, and the legacy carriers must match their ticket prices or risk losing business.
Southwest now carries more passengers annually than any other airline; and even after a Delta-Northwest merger, Southwest would continue to have the largest share of domestic passengers, with no single U.S.
carrier holding more than a 20% domestic passenger share.

Myth Four: We need to close hubs to justify synergies.

Reality: This merger will be different from any actual or proposed airline merger of the recent past. Those mergers were often predicated on achieving cost savings by eliminating hubs. Thanks to our complementary route networks, we will keep all of our hubs open. The synergies are largely driven by expanded route networks and operational efficiencies.

Myth Five: Consolidation will result in service cutbacks for customers.

Reality: You are already seeing airlines being forced to cut capacity across the U.S. because of sky-high fuel prices, not because of mergers.
In the first half of 2008 alone, record fuel prices have forced the industry to reduce by more than 1.6 million the number of seats available to passengers. The merger, by producing a stronger competitor, will make service cutbacks less likely than if Delta and Northwest remained separate.

Our combined airline will serve more than 140 small communities in the U.S. -- more than any other airline. From the small communities and the cities we serve, customers will be able to reach virtually any place in the world with fewer connections, as we bring together our two geographically distinct route systems.

Myth Six: This is all being driven to fatten profits for Wall Street and hedge funds.

Reality: This has nothing to do with hedge funds. It is about paying employees fair wages, reinvesting in new products and services for customers, earning a return for shareholders who have committed their capital, and being a good corporate citizen.

An unprofitable airline cannot do any of these things. Collectively the industry has lost more than $29 billion since 2001. Major U.S. carriers are once again losing money. Rising fuel costs have offset savings from cost-cutting and restructuring initiatives. Volatile fuel prices have fundamentally changed the economics of the airline industry. Building a stronger route network is an antidote to the boom-bust cycle that has plagued the airline industry, and is the best way to reverse the trend of service cuts that is happening as a result of record fuel prices.

Consolidation in the industry may be the only alternative to another wholesale round of turmoil and dislocation, the likes of which we are already beginning to see. Combining Delta and Northwest, with our complementary domestic and international routes, will create a strong U.S. competitor to the foreign airlines -- while preserving jobs by becoming a more financially secure airline. This is good news for our customers, the communities we serve, and our employees.

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Messrs. Anderson and Steenland are CEOs of Delta Air Lines and Northwest Airlines, respectively.